SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2008

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT

Exhibit	Description
1.1	Announcement dated December 2, 2008 on the number of outstanding and unvested share options granted by the Registrant and adjustment of exercise price of these options.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2008

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

NUMBER OF OUTSTANDING AND UNVESTED SHARE OPTIONS

AND

ADJUSTMENT OF EXERCISE PRICE

Following the Company’s payment of the Special Dividend today, the Directors announce the number of the Share Options outstanding and unvested today and the adjusted exercise price of such options as a result of such dividend payment.

Reference is made to the Company’s announcement dated 12 November 2008 (the “Announcement”). Terms defined in the Announcement shall have the same meanings when used herein unless the context otherwise requires.

NUMBER OF OUTSTANDING AND UNVESTED SHARE OPTIONS AND ADJUSTMENT OF THEIR EXERCISE PRICE

On 2 December 2008, the Company duly effected payment of the Special Dividend of HK$7 per Share.

As contemplated in the Announcement and in accordance with the terms of the Share Option Scheme, the Directors announce that 8,766,666 Share Options were outstanding and unvested as at such payment date and the Board had approved a downward adjustment of the exercise price of such Share Options on a dollar-for-dollar basis by the amount of the Special Dividend paid. The exercise price in respect of such Share Options was accordingly adjusted with effect from 2 December 2008 from HK$11.51 per Share to HK$4.51 per Share.

For the purpose of this announcement, and unless otherwise specified, references to times of day are to Hong Kong.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 2 December 2008

1

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:
Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Christopher John FOLL	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(also Alternate to Mr. Lui Dennis Pok Man)
Mr. WONG King Fai, Peter

Non-executive Directors:	Alternate Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Christopher John Foll)
(also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Mr. MA Lai Chee, Gerald (Alternate to Mr. Wong King Fai, Peter)

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